Exhibit 99.63

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company Largo Resources Ltd. (the “Company”) 55 University Avenue, Suite 1105 Toronto, Ontario, M5J 2H7

Item 2.	Date of Material Change March 4, 2021

Item 3.	News Release The press release was disseminated on March 4, 2021 through Business Wire and subsequently filed on SEDAR.

Item 4.

Summary of Material Change

On March 4, 2021, the Company filed articles of amendment implementing a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares. The common shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis at the open of trading on March 8, 2021.

Item 5.	Full Description of Material Change

5.1

Full Description of Material Change

On March 4, 2020, the Company, following a determination by its board of directors, filed articles of amendment under the Business Corporations Act (Ontario) implementing a consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) pre consolidation common shares (the “Consolidation”). The common shares are expected to commence trading on the Toronto Stock Exchange (the “TSX”) on a post-consolidation basis at the open of trading on March 8, 2021.

When the common shares commence trading on a post-consolidation basis, the CUSIP and ISIN numbers of the common shares will change to 517103602 and CA5171036026 respectively.

The Consolidation follows approval by the Company’s shareholders at the Company’s special meeting held on March 1, 2021, of a special resolution authorizing the consolidation of the Company’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for up to ten (10) pre-consolidation common shares, at a time and on the basis of a final consolidation ratio to be determined by the Company’s board of directors.

As a result of the Consolidation, the Company’s outstanding options and warrants were adjusted on the same basis (1 for 10) as the common shares, with proportionate adjustments being made to exercise prices.

5.2	Disclosure for Restructuring Transactions Not Applicable

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 — Continuous Disclosure Obligations Not Applicable

Item 7.	Omitted Information None.

Item 8.	Executive Officer Knowledgeable of Material Change Ernest Cleave Chief Financial Officer 416-861-9797

Item 9.	Date of Report March 5, 2021